LUMOS PHARMA, INC.

4200 Marathon Blvd., Suite 200

Austin, Texas 78756

December 13, 2024

VIA EDGAR

Office of Life Sciences – Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Lumos Pharma, Inc.

Request for Withdrawal of Filing of POS AM with respect to Form S-3 (Registration No. 333-239137)

Ladies and Gentlemen:

On behalf of Lumos Pharma, Inc. (the “Company”), we hereby submit this letter to notify the Securities and Exchange Commission (the “SEC”) of an inadvertent EDGAR filing submission error. On December 12, 2024, the Company filed with the SEC (via EDGAR) Post-Effective Amendment No. 1 to Form S-3 File No. 333-239137. Such filing was part of an omnibus filing terminating all of the Registration Statements on Form S-3 of the Company. However, Form S-3 File No. 333-239137 was withdrawn before effectiveness and therefore, no post-effective amendment to terminate such Registration Statement is needed. Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Company hereby withdraws the Post-Effective Amendment No. 1 to Form S-3 of the Company filed on December 12, 2024 solely with respect to Form S-3 File No. 333-239137. The Company hereby confirms that that no securities were sold in connection with any offering pursuant to Form S-3 File No. 333-239137.

Thank you for your assistance with this matter. If you have any questions or comments concerning this request, please call me at (515) 598-2998.

Sincerely,

/s/ Brad Powers
Brad Powers General Counsel